UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 29, 2020

(Exact name of registrant as specified in its charter)

Delaware	0-7928	11-2139466
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

68 South Service Road, Suite 230
Melville, New York 11747

(Address of principal executive offices, including zip code)

(631) 962-7000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.10 per share	CMTL	NASDAQ Stock Market LLC
Series A Junior Participating Cumulative Preferred Stock, par value $0.10 per share

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On January 29, 2020, Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gilat Satellite Networks Ltd., a company organized under the laws of the State of Israel (“Gilat”), and Convoy Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Comtech (“Merger Sub”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Gilat, with Gilat continuing as the surviving corporation (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of Gilat, nominal value NIS 0.20 per share, issued and outstanding immediately prior to the Effective Time will be converted into the right to receive (i) $7.18 in cash, without interest, and (ii) 0.08425 of a share of Comtech common stock, par value $0.10 per share (“Comtech Common Stock”), with cash payable in lieu of fractional shares of Comtech Common Stock.

Comtech prepared an investor presentation with respect to the contemplated Merger. A copy of the investor presentation is furnished as Exhibit 99.1 to this Current Report on Form 8-K. Such investor presentation shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information in this Item 7.01, including Exhibit 99.1 attached hereto, shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act regardless of any general incorporation language in such filing.

Item 8.01. Other Events.

On January 29, 2020, Comtech and Gilat issued a joint press release announcing the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On January 29, 2020, the document attached hereto as Exhibit 99.3 was disseminated by Comtech in connection with the Merger.

Additional Information and Where to Find It

This current report is being made in respect of a proposed business combination involving Comtech and Gilat. This current report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Gilat for their consideration. Comtech intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a preliminary prospectus with respect to Comtech’s common stock to be issued in the proposed transaction and a proxy statement of Gilat in connection with the Merger of an indirect subsidiary of Comtech with and into Gilat, with Gilat surviving. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Comtech may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 becomes effective. The proxy statement/prospectus will be provided to Gilat shareholders. Comtech and Gilat also plan to file other documents with the SEC regarding the proposed transaction.

This current report is not a substitute for any prospectus, proxy statement or any other document that Comtech or Gilat may file with the SEC in connection with the proposed transaction. Investors and security holders of Comtech and Gilat are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (when they become available) and other documents filed with the SEC by Comtech on Comtech’s Investor Relations page on Comtech’s web site at www.comtechtel.com or by writing to Comtech, Investor Relations, (for documents filed with the SEC by Comtech), or by Gilat on Gilat’s Investor Relations page on Gilat’s web site at www.Gilat.com or by writing to Gilat, Investor Relations, (for documents filed with the SEC by Gilat).

Comtech and Gilat and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Comtech’s directors and executive officers is available in Comtech’s proxy statement for its 2019 Annual Meeting of Stockholders filed with the SEC on November 15, 2019. Information about directors and executive officers of Gilat is available in its Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Comtech or Gilat using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain information in this Current Report on Form 8-K (and the exhibits hereto) contains forward-looking statements, including, but not limited to, information relating to Comtech’s and Gilat’s future performance and financial condition, plans and objectives of Comtech's management and Gilat’s management and Comtech's and Gilat’s assumptions regarding such future performance, financial condition and plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under Comtech's or Gilat’s control which may cause their actual results, future performance and financial condition, and achievement of plans and objectives of Comtech's management and Gilat’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Forward-looking statements could be affected by factors including, without limitation: risks associated with the ability to consummate the proposed transaction and the timing of the closing of the proposed transaction or the occurrence of any event, change or circumstance that could give rise to the termination of the merger agreement; the risk that requisite regulatory approvals will not be obtained; the possibility that the expected synergies from the proposed transaction or other recent acquisitions will not be fully realized, or will not be realized within the anticipated time periods; the risk that Comtech’s and Gilat’s businesses will not be integrated successfully; the possibility of disruption from the proposed transaction or other recent acquisitions making it more difficult to maintain business and operational relationships or retain key personnel; the risk that Comtech will be unsuccessful in implementing a tactical shift in its Government Solutions segment away from bidding on large commodity service contracts and toward pursuing contracts for its niche products with higher margins; the risks associated with Comtech’s ongoing evaluation and repositioning of its location technologies solutions offering in its Commercial Solutions segment; the nature and timing of receipt of, and Comtech’s performance on, new or existing orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales; rapid technological change; evolving industry standards; new product announcements and enhancements, including the risks associated with Comtech's launch of its HeightsTM Networking Platform; changing customer demands and or procurement strategies; changes in prevailing economic and political conditions; changes in the price of oil in global markets; changes in foreign currency exchange rates; risks associated with legal proceedings, customer claims for indemnification and other similar matters; risks associated with Comtech's obligations under its Credit Facility; risks associated with large contracts; the impact of H.R.1, also known as the Tax Cuts and Jobs Act, which was enacted in December 2017 in the U.S.; and other factors described in this and Comtech's and Gilat’s other filings with the SEC. Neither Comtech nor Gilat undertakes any duty to update any forward-looking statements contained herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Investor Presentation.

99.2	Joint Press Release, dated as of January 29, 2020.

99.3	Employee Questions and Answers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMTECH TELECOMMUNICATIONS CORP.

Date: January 29, 2020	By:	/s/ Michael D. Porcelain
	Name:	Michael D. Porcelain
	Title:	President and Chief Operating Officer